As filed with the Securities and Exchange Commission on May 7, 2025
Securities Act File No. 033-17423
Investment Company Act File No. 811-05339

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[	X	]
Pre-Effective Amendment No.		[		]
Post-Effective Amendment No.	59	[	X	]
and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[	X	]
Amendment No.	60	[	X	]

CONCORDE FUNDS, INC.
(Exact Name of Registrant as Specified in Charter)

c/o Concorde Financial Corporation
(d/b/a Concorde Investment Management)
8383 Preston Center Plaza Drive, Suite 360
Dallas, Texas 75225
(Address of Principal Executive Offices)(Zip Code)

(Registrant's Telephone Number, Including Area Code) (972) 701-5400

Gary B. Wood, Ph.D.
Concorde Financial Corporation
(d/b/a Concorde Investment Management)
8383 Preston Center Plaza Drive, Suite 360
Dallas, Texas 75225
(Name and Address of Agent For Service)

WITH A COPY TO:
Peter D. Fetzer
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
It is proposed that this filing will become effective (check appropriate box):

[	X	]	immediately upon filing pursuant to paragraph (b)
[		]	on ___________ pursuant to paragraph (b)
[		]	60 days after filing pursuant to paragraph (a)(1)
[		]	on (date) pursuant to paragraph (a)(1)
[		]	75 days after filing pursuant to paragraph (a)(2)
[		]	on (date) pursuant to paragraph (a)(2) of Rule 485.
This amendment consists of the following:
(1) Facing sheet of the Registration Statement; and
(2) Part C of the Registration Statement (including signature page).
The Prospectus and Statement of Additional Information are incorporated by reference from Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A of Concorde Funds, Inc. filed on January 24, 2025.
Explanatory Note:
This Post-Effective Amendment No. 59 to the Registration Statement of Concorde Funds, Inc. is being filed in order to file as Exhibit 99.j(2) the Consent of Independent Registered Public Accounting Firm Brad Kinder, CPA.

CONCORDE FUNDS, INC.
PART C – OTHER INFORMATION

Item 28. Exhibits.

(a)	(1) Registrant’s Articles of Incorporation, as amended.(5)
(2) Registrant’s Amendment to an Established Series of Shares.(4)
(b)	Registrant’s Bylaws.(1)
(c)	Instruments Defining Rights of Shareholders – See relevant portions of Articles of Incorporation and Bylaws.
(d)	Investment Advisory Agreement for the Concorde Wealth Management Fund.(3)
(e)	None.
(f)	None.
(g)	Custody Agreement with U.S. Bank National Association.(3)
(h)	(1) Transfer Agent Servicing Agreement with U.S. Bancorp Fund Services, LLC.(3)
(2) Fund Administration Servicing Agreement with U.S. Bancorp Fund Services, LLC.(3)
(i) Addendum to the Fund Administration Servicing Agreement.(6)
(3) Fund Accounting Servicing Agreement with U.S. Bancorp Fund Services, LLC.(3)
(i) First Amendment to the Fund Accounting Service Agreement.(5)
(i)	Opinion of Foley & Lardner LLP, counsel for Registrant, regarding the Concorde Wealth Management Fund.(7)
(j)	(1) Consent of Independent Registered Public Accounting Firm Weaver and Tidewell, LLP.(7)
(2) Consent of Independent Registered Public Accounting Firm Brad A. Kinder, CPA – Filed Herewith.
(k)	None.
(l)	Subscription Agreement.(2)
(m)	Service and Distribution Plan under Rule 12b-1.(3)
(n)	None.
(o)	Reserved.
(p)	Code of Ethics of Concorde Funds, Inc. and Concorde Financial Corporation.(5)
_______________________
(1)Previously filed as an exhibit to Post-Effective Amendment No. 10 to the Registration Statement and incorporated by reference thereto. Post-Effective Amendment No. 10 to the Registration Statement was filed on September 18, 1995.
(2)Previously filed as an exhibit to Post-Effective Amendment No. 14 to the Registration Statement and incorporated by reference thereto. Post-Effective Amendment No. 14 to the Registration Statement was filed on January 30, 1998.
(3)Previously filed as an exhibit to Post-Effective Amendment No. 43 to the Registration Statement and incorporated by reference thereto. Post-Effective Amendment No. 43 was filed on July 22, 2016.
(4)Previously filed as an exhibit to Post-Effective Amendment No. 45 to the Registration Statement and incorporated by reference thereto. Post-Effective Amendment No. 45 was filed on January 26, 2017.
(5)Incorporated by reference to the Annual Report to Shareholders for the fiscal year ended September 30, 2017, as filed with the SEC on Form N-CSR on December 8, 2017.
(6)Previously filed as an exhibit to Post-Effective Amendment No. 56 to the Registration Statement and incorporated by reference thereto. Post-Effective Amendment No. 56 to the Registration Statement was filed on January 26, 2024.
(7)Previously filed as an exhibit to Post-Effective Amendment No. 57 to the Registration Statement and incorporated by reference thereto. Post-Effective Amendment No. 57 to the Registration Statement was filed on January 24, 2025.

Item 29. Persons Controlled by or under Common Control with Registrant.

Registrant is not controlled by any person. Registrant neither controls any person nor is under common control with any person.

Item 30. Indemnification.

Subchapter C of Title 1 of Chapter 8 of the Texas Business Organizations Code and Article VII, Section 7 of the Registrant’s By-Laws provide for the indemnification of Registrant’s directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The By-Laws provide that any director, officer, agent or employee of Registrant and any person similarly serving another enterprise at the request of Registrant is entitled to indemnification against expenses, judgments, fines and amounts paid in settlement reasonably incurred in any threatened, pending or completed proceeding if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; provided that Registrant may not indemnify any such person in relation to matters to which such person shall be adjudged in such action, suit or proceeding to be liable for gross negligence, willful misfeasance, bad faith or reckless disregard of the duties and obligations involved in the conduct of his office. Unless ordered by a court, the determination that indemnification of an individual is proper is to be made by (i) the board of directors, by a majority vote of a quorum which consists of directors who were not parties to the action, suit or proceeding nor interested persons of Registrant as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”); (ii) if such a quorum cannot be obtained, by a majority vote of a committee consisting of not less than two of such directors; (iii) if the required quorum is not obtainable and the committee cannot be established or if a quorum of disinterested directors so direct, by independent legal counsel in a written opinion; or (iv) by the shareholders.

Insofar as indemnification for and with respect to liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person or Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Advisor.

Information with respect to Dr. Wood is incorporated by reference to the Statement of Additional Information pursuant to Rule 411 under the Securities Act.

Item 32. Principal Underwriters.

Registrant has no principal underwriters.

Item 33. Location of Accounts and Records.

All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are in the physical possession of either Registrant’s Treasurer, Gregory B. Wood, at Registrant’s corporate offices, 8383 Preston Center Plaza Drive, Suite 360, Dallas, Texas 75225, or Registrant’s custodian, U.S. Bank, N.A., 1555 North RiverCenter Drive, Suite 302, Milwaukee, Wisconsin 53212, or at Registrant’s fund administrator, fund accountant, transfer agent, and dividend disbursing agent, U.S. Bancorp Fund Services, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202.

Item 34. Management Services.

All management-related service contracts entered into by Registrant are discussed in Parts A and B of this Registration Statement.

Item 35. Undertakings.

Registrant undertakes to furnish each person to whom a prospectus is delivered with a copy of the Registrant’s latest annual report to shareholders, upon request and without charge.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended, the Registrant certifies that this Post-Effective Amendment to its Registration Statement meets all of the requirements for effectiveness pursuant to Rule 485(b) of the Securities Act of 1933, as amended, and the Registrant has duly caused this Post-Effective Amendment to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas and State of Texas on May 7, 2025.

CONCORDE FUNDS, INC.
(Registrant)

By: /s/ Gary B. Wood
Gary B. Wood, Ph.D.
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to its Registration Statement has been signed below on May 7, 2025 by the following persons in the capacities indicated.

Signature	Title

/s/ Gary B. Wood	Principal Executive Officer; Director
Gary B. Wood, Ph.D.

/s/ Gregory B. Wood	Treasurer
Gregory B. Wood

/s/ William Marcy	Director
William Marcy, Ph.D., P.E.

C-1